EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND
INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 17, 2014, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the purpose of electing Directors of the Fund ("Proposal 1"). The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name            For            Withheld

Morgan Gust      9,748,178      153,265

Karen H. Hogan   9,735,690      165,753

Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Special Meeting of Shareholders

Shareholders of the Fund were provided with notice of, and related proxy materials, in connection with a Special
Meeting of Shareholders scheduled to be held on April 17, 2014 (the "Special Meeting") for the purpose of approving a change to the Fund's fundamental investment policy regarding investments in commodities (the "Proposal").
Proxies representing less than a majority of the outstanding shares of the Fund had been received, and therefore a quorum for the conduct of business was not present at the Special Meeting. Fund management determined that given the low turnout and costs of further solicitation there would be no further solicitation of proxies on the Proposal and the Special Meeting would not be reconvened at a later date.